ARTICLES OF CONVERSION

OF

EVA MEDTEC, LLC,

INTO

EVA MEDTEC, INC.

Pursuant to the provisions of the Minnesota Revised Uniform Limited Liability Company Act, Minnesota Statutes Chapter 322B, and the Minnesota Business Corporation Act, Minnesota Statutes Chapter 302A, the following Articles of Conversion are executed as of the date hereinafter set forth:

1. Attached hereto as Exhibit A is a copy of the Plan of Conversion of Eva Medtec, LLC into Eva Medtec, Inc. (the "Plan").

2. Pursuant to the Plan, Eva Medtec, LLC, a Minnesota limited liability company (the "Converting Organization"), is being converted into Eva Medtec, Inc., a Minnesota corporation (the "Converted Organization").

3. The Converted Organization will be governed by Chapter 302A of the Minnesota Statutes.

4. The Plan has been approved as required by Chapters 322B and 302A of the Minnesota Statutes.

5. The conversion will be effective upon the filing of these Articles of Conversion with the Minnesota Secretary of State.

Dated: July 6, 2016

EVA MEDTEC, LLC



By: Irene Waldridge
Its: Chief Executive Officer

EXHIBIT A

PLAN OF CONVERSION

This Plan of Conversion (the "**Plan**") is for the conversion of Eva Medtec, LLC, a Minnesota limited liability company, into Eva Medtec, Inc., a Minnesota corporation.

1. **Converting Organization.** The name of the converting organization under this Plan is Eva Medtec, LLC, a limited liability company governed by the Minnesota Revised Uniform Limited Liability Company Act, Chapter 322B of the Minnesota Statutes (the "**Converting Organization**").

2. **Converted Organization.** The name of the converted organization under this Plan is to be Eva Medtec, Inc., a corporation governed by the Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes (the "**Converted Organization**").

3. **Effective Date.** The effective date of the conversion contemplated hereunder is the time at which the Articles of Conversion are filed with the Minnesota Secretary of State (the "**Effective Date**"), on which date the Converting Organization will be converted into the Converted Organization (the "**Conversion**").

4. **Conversion of Units Into Shares.** As of the Effective Date, each Class A Unit, Class B Unit, and Class C Unit of the Converting Organization will automatically convert into 1.40 shares of common stock of the Converted Organization. In the event that this conversion would result in the holder of a Class A Unit, Class B Unit, or Class C Unit of the Converting Organization receiving fractional shares of common stock of the Converted Organization, such fractional shares will be rounded down to the nearest whole number of shares. As of the Effective Date, each Class D Unit of the Converting Organization will automatically convert into 0.34125 shares of common stock of the Converted Organization. In the event that this conversion would result in the holder of a Class D Unit receiving fractional shares of common stock of the Converted Organization, such fractional shares will be rounded down to the nearest whole number of shares.

5. **Articles of Incorporation.** The Articles of Incorporation of Eva Medtec, Inc., attached hereto as <u>Annex I</u>, will be the Articles of Incorporation of the Converted Organization as of the Effective Date.

6. **Bylaws.** The Bylaws of Eva Medtec, Inc. will be the Bylaws of the Converted Organization as of the Effective Date.

7. **Directors and Officers.** The governor(s) of the Converting Organization in office immediately prior to the Effective Date will become the director(s) of the Converted Organization as of and after the Effective Date, until their successor(s) is/are duly elected and qualified. Subject to the authority of the Board of Directors as provided by law and the Bylaws of the Converted Organization, the officers of the Converting Organization immediately prior to the Effective Date will become the officers of the Converted Organization as of the Effective Date.

8. **Actions to Give Effect.** Upon adoption and approval of the Plan by the Board of Governors and the Members of the Converting Organization in accordance with the Minnesota Revised Uniform Limited Liability Company Act, the Converting Organization's Amended and Restated Operating Agreement, and the Minnesota Business Corporation Act, the Articles of Conversion will be executed and delivered to the Secretary of State of the State of Minnesota for filing as provided by the Minnesota Revised Uniform Limited Liability Company Act. The Converted Organization will also cause to be performed all necessary acts to effectuate the Conversion.

Annex I

Articles of Incorporation

See attached.

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ARTICLES OF INCORPORATION
OF
EVA MEDTEC, INC.

The undersigned, being of full age and for the purpose of forming a corporation under Minnesota Statutes Chapter 302A, does hereby adopt the following articles of incorporation:

ARTICLE 1
Name

The name of this corporation is Eva Medtec, Inc.

ARTICLE 2
Registered Office

The address of this corporation's registered office in this state is 1328 Ridge Court, Shakopee, Minnesota 55379.

ARTICLE 3
Authorized Capital

The total authorized number of shares of this corporation is 50,000,000 shares. All common stock will have a par value of $0.001 per share. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE 4
Incorporator

The name and address of the sole incorporator of this corporation is Lindsey R. Day, Gray, Plant, Mooty, Mooty & Bennett, P.A., 500 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

ARTICLE 5
Cumulative Voting Prohibition

Shareholders will have no rights of cumulative voting.

ARTICLE 6
Preemptive Rights Prohibition

Shareholders will have no statutory preemptive rights.

ARTICLE 7
Dissenters' Rights Prohibition

A shareholder's right to dissent from or obtain payment for the fair value of the shareholder's shares are limited to the fullest extent permitted by Minnesota law. Pursuant to Minnesota Statutes Section 302A.471, subdivision 1(a) (or similar provisions of future law), a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (1) alters or

abolishes a preferential right of the shares; (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (4) excludes or limits the right of a shareholder to vote on a matter or to cumulate votes.

ARTICLE 8
Directors Action by Written Consent

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors then in office, unless the action is one which need not be approved by the shareholders, in which case such action will be effective if signed by, or consented to by authenticated electronic communication, the number of directors that would be required to take the same action at a meeting at which all directors were present.

ARTICLE 9
Shareholders Action by Written Consent

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.

ARTICLE 10
Limitation of Director Liability

No director of this corporation will be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty by such director, except to the extent expressly required by Minnesota law. Any repeal or modification of this Article 10 by the shareholders of the corporation will be prospective only and will not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

* * *

Dated: July 6, 2016

Lindsey R. Day

Lindsey R. Day, Incorporator

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